EXHIBIT B

                       LETTER TO ISSUER'S CHAIRMAN AND CEO


                                  CLINTON GROUP
6/21/2007

China Security & Surveillance Technology, Inc.
13/F, Shenzhen Special Zone Press Tower, Shennan Road
Futian, Shenzhen, China, 518034

Attention: Mr. Guoshen Tu
           Chairman of the Board and Chief Executive Officer

Dear Mr. Tu:

As you know by our multiple discussions and meetings with you and several members of your management team, we have conducted industry and business due diligence on China Security & Surveillance Technology, Inc. ("China Security" or the "Company") and have been purchasing shares in the open market since last October. As of today, funds and accounts managed by Clinton Group Inc. ("Clinton") currently beneficially own approximately 5% of the outstanding shares.

As one of the Company's largest investors, we thought it would be appropriate to detail to you our ideas with regards to the strategic direction and financial management of the Company. We are very supportive of your management team and view China Security as an attractive long-term investment. We hope you find this constructive and would welcome any follow-up discussions with you and your team.


NO FURTHER ISSUANCE OF COMMON STOCK AT THESE LEVELS
Clearly, a significant part of your strategy is to execute roll-up acquisitions and vertical integration acquisitions to grow your business. As a shareholder, we are supportive of your acquisition strategy and are confident in the integration capacity of your current management team. While your acquisitions are coming at attractive multiples and result in earnings accretion, we urge you to take steps to increase your share price and implied multiples to ensure that there is a significant arbitrage (and resulting EPS accretion) between your trading multiples and your acquisition multiples.

Based on recent closing prices, we believe that your common stock is trading at an extremely low valuation in comparison to relevant companies. We would further note that China Security's implied multiple of 14.1x consensus 2007E EPS is not an entirely appropriate valuation metric as it is not pro forma for the current business after acquisitions. We note that the Company's PEG multiple has a tremendous discount.

                                                MULTIPLE   INDICATIVE CSCT PRICE
                          CSCT(1)    COMPS(2)   DISCOUNT   AT COMP MULTIPLES
                          -------    --------   --------   ---------------------
Price / 2007 Earnings      14.1x      25.5x       44.5%         $26.78
Price / 2008 Earnings       9.8z      20.2x       51.5%         $30.64
PE/LT Growth               0.33x      1.25x       73.9%         $56.89

-------------------
(1) Closing price as of June 21, 2007.
(2) Comparable companies group includes Checkpoint Systems Inc., FLIR Systems Inc., Nice Systems Ltd. and Napco Security Systems Inc. These companies do not have significant exposure to the explosive growth in China.

Assuming a 20x 2008E PE multiple, the Company's stock should trade just north of $30.00 per share.

Thus, we do not believe it is beneficial to issue any more stock to execute acquisitions until the valuation discrepancy closes, and the magnitude of accretion is higher to your shareholders. We believe your stock will be rewarded in the market by demonstrating further quarters of strong organic growth and smooth integration of the acquisitions already announced.


CONTINUED INVESTOR RELATIONS EFFORT
We recognize that your management team has worked diligently to take meetings with investors to communicate the China Security story. We have spoken to bulge-bracket investment banks about your story and believe that several more investment banks should pick up equity research coverage over time. We would be happy to make introductions with our equity research contacts. Currently, your stock price is at a large discount to the price targets of Brean Murray Carret & Co. and Maxim Group LLC at $20.00 and $23.00, so additional research coverage with investment banks with larger reach would certainly be beneficial.

Given the exciting growth opportunity of the business and the depressed valuation range, we believe that your management team and investor relations efforts should be focused on potential long-term holders of the stock such as mutual fund investors and retail investors.

Further, we believe your reporting and business transparency has been effective, timely and detailed.


NYSE LISTING
Further to our comments on the investor relations effort, we urge the management team to devote a significant amount of its corporate strategy efforts to a timely listing on the NYSE. We believe that a transition to a major exchange would expand the stock ownership universe and provide an opportunity to enhance the shareholder base with long-term holders.

To that end, we urge the Company to engage a reputable investment bank (or announce that China Security has already engaged one, if appropriate) to advise the Company on a listing on the NYSE. We think that the Company would benefit from a long-term advisory relationship with a reputable investment bank that could assist on further capital raising and counsel on optimal capital structures. We would be happy to further provide investment banking contacts of the Clinton Group who have already expressed interest in developing a long-term advisory relationship.


PRIVATIZATION
To the extent your stock price continues to fail to reflect a valuation appropriate for the Company's growth prospects, we believe that China Security represents an attractive privatization candidate at a valuation well north of $20.00 per share. We believe that private equity firms are looking to increase exposure in Asia in partnership with companies with strong growth prospects. If after proceeding with all of the measures we have previously outlined and if there is not a significant appreciation in your stock price to levels appropriate for the Company's growth prospects, we would be happy to introduce to you several private equity firms to evaluate a management buyout transaction. We would welcome the opportunity to invest in a private equity transaction with you and a selected partner.

I want to reiterate that we commend your business execution to date and are supportive of your management and excited about the growth prospects of the Company and management's ability to implement its business strategy.

Please feel free to contact me at your convenience at (212) 377-4224 or my colleague, Joseph De Perio, at (212) 739-1833 to discuss any and all issues.

Sincerely,


/s/ Conrad Bringsjord
Conrad Bringsjord
Senior Managing Director


cc: Mr. Terence Yap